November 30, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance, Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attention: Lynn Dicker and Tara Harkins

Re:	Ironwood Pharmaceuticals, Inc.
Form 10-K for Fiscal Year Ended December 31, 2022
Form 8-K filed on February 16, 2023
File No. 001-34620

Ladies and Gentlemen:

On behalf of Ironwood Pharmaceuticals, Inc. (the “Company”), I hereby submit this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 15, 2023, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the Commission on February 16, 2023 (the “2022 Form 10-K”), and the Company’s Current Report on Form 8-K, furnished to the Commission on February 16, 2023. The Staff’s comment is presented in italics below.

Form 8-K filed on February 16, 2023

Exhibits

1.	Within this and your September 30, 2023 earnings release you present tables for the U.S. LINZESS Commercial Collaboration and US LINZESS Full Brand Collaboration Revenue/Expense Calculations. Please tell us how these tables reconcile to your annual and quarterly GAAP financial statements and quantify for us the differences, if necessary. Within your response, clearly explain what these tables represent; and tell us why you are presenting this information.

Pursuant to its collaboration (the “Collaboration”) with AbbVie Inc. (together with its affiliates, “AbbVie”) for the development and commercialization of linaclotide in North America, the Company receives 50% of the net profits and bears 50% of the net losses from commercial sales of LINZESS (the U.S. marketing name for linaclotide) in the United States. LINZESS net sales are calculated and recorded by AbbVie using AbbVie’s revenue recognition accounting policies and reporting conventions. As set forth in the Company’s earnings releases, the U.S. LINZESS Commercial Collaboration table presents the calculation of the Company’s share of net profit (loss) generated from the sale of LINZESS in the United States and the Company’s Collaboration revenue/expense. This table does not present the research and development (“R&D”) expenses related to LINZESS in the United States that are shared equally between the Company and AbbVie. Also as set forth in the Company’s earnings releases, the U.S. LINZESS Full Brand Collaboration table presents calculations of the total net profit (loss) generated from the sales of LINZESS in the United States, including the commercial costs and expenses and the R&D expenses related to LINZESS in the United States that are shared equally between the Company and AbbVie.

Reconciliation to Financial Statements

U.S. LINZESS Commercial Collaboration

Fiscal Year and Quarterly Period Ended December 31, 2022

U.S. LINZESS Commercial Collaboration1

Revenue/Expense Calculation

(In thousands)

(unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2022	2021	2022	2021
LINZESS U.S. net sales as reported by AbbVie[2]	$260,327	$278,555	$1,002,143	$1,005,856
AbbVie & Ironwood commercial costs, expenses and other discounts[3]	66,879	67,510	272,757	265,118
Commercial profit on sales of LINZESS	$193,448	$211,045	$729,386	$740,738
Commercial Margin[4]	74%	76%	73%	74%
Ironwood’s share of net profit	96,724	105,523	364,693	370,369
Reimbursement for Ironwood’s commercial expenses	8,048	8,199	34,074	30,002
Ironwood’s collaborative arrangement revenue[2]	$104,772	$113,722	$398,767	$400,371

As shown above, “Ironwood’s collaborative arrangement revenue,” included in the U.S. LINZESS Commercial Collaboration table in the Company’s earnings release for the fiscal year and quarterly period ended December 31, 2022, agrees to the “Collaborative arrangements revenue related to sales of LINZESS in the U.S.” in the table summarizing collaborative arrangements revenue from the Collaboration, included under Note 4—Collaboration, License and Other Agreements (“Note 4”) to the Company’s Consolidated Financial Statements, on page F-20 of the 2022 Form 10-K, as shown below. Because AbbVie, and not the Company, records net sales of LINZESS in the United States, “LINZESS U.S. net sales as reported by AbbVie,” as well as the subsequent line items used to calculate “Ironwood’s collaborative arrangement revenue”, do not correspond to specific line items on the Company’s financial statements.

The Company recognized collaborative arrangements revenue from the Collaboration for North America during the years ended December 31, 2022, 2021, and 2020 as follows (in thousands):

	Year Ended December 31,
	2022	2021	2020
Collaborative arrangements revenue related to sales of LINZESS in the U.S.	$398,767	$400,371	$368,603
Royalty revenue	2,731	2,714	2,299
Total collaborative arrangements revenue	$401,498	$403,085	$370,902

As shown above and presented in Note 4 on page F-20, “Royalty revenue” is added to “Collaborative arrangements revenue related to sales of LINZESS in the U.S.,” resulting in “Total collaborative arrangements revenue” related to the Collaboration. “Total collaborative arrangements revenue” from the Collaboration agrees to “AbbVie (North America)” under “Linaclotide Collaboration and License Agreements” in the Collaborative Arrangements Revenue table in Note 4, on page F-19 of the 2022 Form 10-K and as shown below. Revenues from the Company’s other collaborative arrangements are added to “AbbVie (North America),” resulting in “Total collaborative arrangements revenue.”

	Year Ended December 31,
Collaborative Arrangements Revenue	2022	2021	2020
Linaclotide Collaboration and License Agreements:
AbbVie (North America)	$401,498	$403,085	$370,902
AbbVie (Europe and other)	2,444	2,558	2,196
AstraZeneca (China, including Hong Kong and Macau)	635	743	682
Astellas (Japan)	2,001	2,232	2,128
Other Agreements:
Alnylam (GIVLAARI)	2,194	2,411	4,302
Other	1,824	1,755	1,335
Total collaborative arrangements revenue	$410,596	$412,784	$381,545
Sale of API
Linaclotide Agreements:
Astellas (Japan)	$-	$149	$2,017
AstraZeneca (China, including Hong Kong and Macau)	-	597	5,540
Other	-	223	421
Total sale of API	$-	$969	$7,978

“Total collaborative arrangements revenue” in the above table agrees to “Collaborative arrangements revenue” under “Revenues” on the face of the Company’s Consolidated Statements of Income and Comprehensive Income, presented on page F-5 of the 2022 Form 10-K and as shown below.

Ironwood Pharmaceuticals, Inc.
Consolidated Statements of Income and Comprehensive Income
(In thousands, except per share amounts)

	Years Ended December 31,
	2022	2021	2020
Revenues:
Collaborative arrangements revenue	$410,596	$412,784	$381,545
Sale of active pharmaceutical ingredient	-	969	7,978
Total revenues	410,596	413,753	389,523
Operating expenses:
Cost of revenues	-	-	3,136
Research and development	44,265	70,405	88,062
Selling, general and administrative	115,994	111,133	140,003
Restructuring expenses	-	(44)	15,382
Total operating expenses	160,259	181,494	246,583
Income from operations	250,337	232,259	142,940
Other (expense) income:
Interest expense	(7,598)	(31,150)	(29,478)
Interest and investment income	9,501	726	1,504
Gain (loss) on derivatives	182	(1,178)	(6,129)
Other income	-	-	24
Other (expense) income, net	2,085	(31,602)	(34,079)
Income before income taxes	252,422	200,657	108,861
Income tax (expense) benefit	(77,357)	327,791	(2,685)
Net income and comprehensive income	$175,065	$528,448	$106,176
Net income per share-basic	$1.13	$3.26	$0.67
Net income per share-diluted	$0.96	$3.21	$0.66
Weighted average shares used in computing net income per share-basic:	154,366	162,245	159,427
Weighted average shares used in computing net income per share-diluted:	186,312	164,418	160,655

Quarterly Period Ended September 30, 2023

U.S. LINZESS Commercial Collaboration1

Revenue/Expense Calculation

(In thousands)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
LINZESS U.S. net sales as reported by AbbVie[2]	$278,954	$261,131	$798,854	$741,816
AbbVie & Ironwood commercial costs, expenses and other discounts[3]	77,736	68,499	223,142	205,878
Commercial profit on sales of LINZESS	$201,218	$192,632	$575,712	$535,938
Commercial Margin[4]	72%	74%	72%	72%
Ironwood’s share of net profit	100,609	96,316	287,856	267,969
Reimbursement for Ironwood’s commercial expenses	9,480	8,908	28,615	26,026
Ironwood’s collaborative arrangement revenue	$110,089	$105,224	$316,471	$293,995

Similarly, as shown above, “Ironwood’s collaborative arrangement revenue,” included in the U.S. LINZESS Commercial Collaboration table presented in the Company’s earnings release for the quarterly period ended September 30, 2023, agrees to “Collaborative arrangements revenue related to sales of LINZESS in the U.S.,” presented in the table summarizing collaborative arrangements revenue from the Collaboration, included under Note 5—Collaboration, License and Other Agreements (“Note 5”) to the Company’s Consolidated Financial Statements, on page 17 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the Commission on November 9, 2023 (the “Q3 2023 Form 10-Q”), as shown below.

The following table summarizes collaborative arrangements revenue from the Collaboration for North America (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
Collaborative arrangements revenue related to sales of LINZESS in the U.S.	$110,089	$105,224	$316,476	$293,995
Royalty revenue	641	861	2,072	2,052
Total collaborative arrangements revenue	$110,730	$106,085	$318,548	$296,047

As shown above and presented in Note 5 on page 17, “Royalty revenue” is added to “Collaborative arrangements revenue related to sales of LINZESS in the U.S.,” resulting in “Total collaborative arrangements revenue.” “Total collaborative arrangements revenue” from the Collaboration agrees to “AbbVie (North America)” under “Linaclotide Collaboration and License Agreements” in the Collaborative Arrangements Revenue table included under Note 5, on page 16 of the Q3 2023 Form 10-Q and as shown below. Revenues from the Company’s other collaborative arrangements are added to “AbbVie (North America),” resulting in “Total collaborative arrangements revenue.”

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
Collaborative Arrangements Revenue	2023	2022	2023	2022
Linaclotide Collaboration and License Agreements:
AbbVie (North America)	$110,730	$106,085	$318,548	$296,047
AbbVie (Europe and other)	714	709	2,071	1,847
AstraZeneca (China, including Hong Kong and Macau)	174	144	386	484
Astellas (Japan)	432	520	1,305	1,543
Other Agreements:
Alnylam (GIVLAARI)	-	814	-	2,222
AKP (apraglutide)	934	-	997	-
Other	755	365	1,875	1,254
Total collaborative arrangements revenue	$113,739	$108,637	$325,182	$303,397

“Total collaborative arrangements revenue” from the above table agrees to “Collaborative arrangements revenue” under “Revenues” on the face of the Company’s Condensed Consolidated Statements of Income (Loss), presented on page 6 of the Q3 2023 Form 10-Q and as shown below.

Ironwood Pharmaceuticals, Inc.

Condensed Consolidated Statements of Income (Loss)

(In thousands, except per share amounts)

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
Revenues:
Collaborative arrangements revenue	$113,739	$108,637	$325,182	$303,397
Total revenues	113,739	108,637	325,182	303,397
Costs and expenses:
Research and development	32,985	11,545	80,409	33,819
Selling, general and administrative	36,046	28,619	119,647	87,604
Restructuring expenses	4,685	-	17,696	-
Acquired in-process research and development	-	-	1,090,449	-
Total costs and expenses	73,716	40,164	1,308,201	121,423
Income (loss) from operations	40,023	68,473	(983,019)	181,974
Other income (expense):
Interest expense and other financing costs	(9,839)	(1,524)	(13,206)	(6,072)
Interest and investment income	1,748	2,807	17,777	4,055
Gain on derivatives	-	151	19	200
Other income (expense), net	(8,091)	1,434	4,590	(1,817)
Income (loss) before income taxes	31,932	69,907	(978,429)	180,157
Income tax expense	(17,982)	(19,590)	(51,385)	(53,959)
Net income (loss)	13,950	50,317	(1,029,814)	126,198
Less: Net income (loss) attributable to noncontrolling interests	(1,371)	-	(28,662)	-
Net income (loss) attributable to Ironwood Pharmaceuticals, Inc.	$15,321	$50,317	$(1,001,152)	$126,198
Net income (loss) per share attributable to Ironwood Pharmaceuticals, Inc. shareholders -basic	$0.10	$0.33	$(6.45)	$0.82
Net income (loss) per share attributable to Ironwood Pharmaceuticals, Inc. shareholders -diluted	$0.09	$0.28	$(6.45)	$0.69
Weighted average shares used in computing net income (loss) per share attributable to Ironwood Pharmaceuticals, Inc. shareholders-basic:	155,886	153,066	155,240	154,713
Weighted average shares used in computing net income (loss) per share attributable to Ironwood Pharmaceuticals, Inc. shareholders-diluted:	186,891	184,465	155,240	186,504

U.S. LINZESS Full Brand Collaboration

Fiscal Year and Quarterly Period Ended December 31, 2022

US LINZESS Full Brand Collaboration1

Revenue/Expense Calculation

(In thousands)

(unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2022	2021	2022	2021
LINZESS U.S. net sales as reported by AbbVie	$260,327	$278,555	$1,002,143	$1,005,856
AbbVie & Ironwood commercial costs, expenses and other discounts[3]	66,879	67,510	272,757	265,118
AbbVie & Ironwood R&D Expenses[4]	9,684	11,017	33,684	39,417
Total net profit on sales of LINZESS	$183,764	$200,028	$695,702	$701,321

Quarterly Period Ended September 30, 2023

US LINZESS Full Brand Collaboration1

Revenue/Expense Calculation

(In thousands)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
LINZESS U.S. net sales as reported by AbbVie[2]	$278,954	$261,131	$798,854	$741,816
AbbVie & Ironwood commercial costs, expenses and other discounts[3]	77,736	68,499	223,142	205,878
AbbVie & Ironwood R&D Expenses[4]	9,264	7,620	28,270	24,000
Total net profit on sales of LINZESS	$191,954	$185,012	$547,442	$511,938

“LINZESS U.S. net sales as reported by AbbVie” and “AbbVie & Ironwood commercial costs, expenses and other discounts,” included in the U.S. LINZESS Full Brand Collaboration table in the Company’s earnings releases and as shown above, agree to the corresponding line items included in the U.S. LINZESS Commercial Collaboration table presented in the Company’s earnings releases and used to calculate certain measures in the Company’s financial statements, as outlined above.

“AbbVie & Ironwood R&D Expenses” represent the combined R&D expenses of the Company and AbbVie in connection with the Collaboration, which expenses are shared equally by the Company and AbbVie. The amount presented in “AbbVie & Ironwood R&D Expenses” is not discretely reported in the Company’s Consolidated Financial Statements, but 50% of such amounts are included within the broader “Research and development” line item under “Costs and expenses” presented in the Company’s income statements. The amount presented in “Total net profit on sales of LINZESS” is also not discretely reported in the Company’s Consolidated Financial Statements, but, as outlined above, the inputs to this line item are calculated in the same manner as the corresponding measures in the Company’s financial statements.

Why the Company Presents this Information

The Company discloses the U.S. LINZESS Commercial Collaboration and U.S. LINZESS Full Brand Collaboration tables because it believes they present useful information for investors evaluating the Collaboration and its impact on the Company. The Company’s interest in the Collaboration is one of its most important assets. Accordingly, there is significant investor focus on the Company’s collaborative arrangements revenue, and the Company believes it is useful for investors to see a breakdown of how this measure is calculated, as shown in the U.S. LINZESS Commercial Collaboration table.

Because the U.S. LINZESS Commercial Collaboration table and the collaborative arrangements revenue line item do not give effect to R&D expenses, the U.S. LINZESS Full Brand Collaboration table provides useful incremental information to investors regarding the total Collaboration profitability. In connection with the Collaboration, the Company and AbbVie jointly collaborate on the management of LINZESS through a joint commercial committee and a joint development committee. When making decisions regarding the Collaboration and the Company’s strategy, the Company’s management evaluates profitability of the Collaboration based on a fulsome evaluation of revenues and expenses, including R&D expenses. The U.S. LINZESS Full Brand Collaboration therefore allows investors to analyze the LINZESS brand from the perspective of the Company’s management. Because AbbVie, and not the Company, records net sales of LINZESS in the United States, this would not be possible without this supplement disclosure.

*      *      *

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (617) 375-5055.

Sincerely,

/s/ Sravan K. Emany
Sravan K. Emany
Senior Vice President, Chief Financial Officer

cc:	John Minardo, Senior Vice President, Chief Legal Officer and Secretary

Paul M. Kinsella, Ropes & Gray LLP

William J. Michener, Ropes & Gray LLP